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Schedule 13D

     Cover - Page 1

          Name of Issuer - Cascade Corporation
          Class of Securities - Common Stock
          CUSIP Number - 147195101
          Person Authorized to Receive Notices

          William J. Harrison
          27 Fox Run Drive, RR#3
          Guelph, Ontario
          N1H 6N9

          With copies to:

          J.P. Dawson, Esq.
          Aird & Berlis
          Barristers and Solicitors
          BCE Place
          Suite 1800, Box 754
          181 Bay Street
          Toronto, Canada M5J 2T9

               and

          Jack B. Schwartz, Esq.
          Newcomb, Sabin, Schwartz & Landsverk, LLP
          Attorneys at Law
          Suite 4040, 111 S.W. Fifth Avenue
          Portland, Oregon 97204

          Date of Event Which Requires Filing of This Statement:
               March 11, 1997

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Schedule 13D

Cover - Page 2

     1)Names of Reporting Persons

          Couphar Ltd.

     2)Check the Appropriate Box if a Member of a Group

          Check Row 2(b)

     3)SEC Use Only

     4)Sources of Funds

          OO

     5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          None

     6)Citizenship or Place Of Organization

          Ontario, Canada

     Number of Shares Beneficially Owned
          (Reference in Each Case is to Cascade Corporation Common Shares for which Preferred Shares of a Cascade Corporation subsidiary held by Couphar Ltd may be exchanged)

          (7)  Sole Voting Power   - 0
          (8)  Shared Voting Power - 1,100,000
          (9)  Sole Dispositive Power - 0
          (10) Shared Dispositive Power - 1,100,000

     11)Aggregate Amount Beneficially Owned by Each Reporting Person

          Couphar Ltd. - 1,100,000 Shares

     12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares

          No

     13)Percent of Class Represented By Amount in Row (11)

          8.6%

     14)Type of Reporting Person

          CO

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Cover - Page 2

          1)Names of Reporting Persons

               W.J. Harrison Holdings Ltd.

          2)Check the Appropriate Box if a Member of a Group

               Check Row 2(b)

          3)SEC Use Only

          4)Sources of Funds OO

          5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

               None

          6)Citizenship or Place of Organization

               Ontario, Canada

          Number of Shares Beneficially Owned

               (7)  Sole Voting Power - 5,000
               (8)  Shared Voting Power - 1,100,000
               (9)  Sole Dispositive Power - 5,000
               (10) Shared Dispositive Power - 1,100,000

          11)Aggregate Amount Beneficially Owned by Each Reporting Person

               1,105,000 ( includes 1,100,000 Cascade Corporation Common
               Shares for which Preferred Shares of a Cascade Corporation subsidiary held by Couphar Ltd. may be exchanged. W.J. Harrison Holdings Ltd. owns of record and beneficially 86% of the outstanding shares of Couphar Ltd.)

          12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares

               No

          13)Percent of Class Represented By Amount in Row (11)

               8.6%

          14)Type of Reporting Person

               CO

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Cover - Page 2

     1)Names of Reporting Persons

          W.J. Harrison

     2)Check the Appropriate Box if a Member of a Group

          Check Row 2(b)

     3)SEC Use Only

     4)Sources of Funds

          00

     5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          None

     6)Citizenship or Place of Organization

          Ontario, Canada

     Number of Shares Beneficially Owned

          (7)  Sole Voting Power - 5,000
          (8)  Shared Voting Power - 1,105,000
          (9)  Sole Dispositive Power - 5,000
          (10) Shared Dispositive Power - 1,105,000

     11)Aggregate Amount Beneficially Owned by Each Reporting Person

               1,110,000 ( includes 1,100,000 Cascade Corporation Common
               Shares for which Preferred Shares of a Cascade Corporation subsidiary held by Couphar Ltd. may be exchanged. W.J. Harrison Holdings Ltd. owns of record and beneficially 86% of the outstanding shares of Couphar Ltd. W.J. Harrison owns of record and beneficially 100% of the outstanding shares of W.J. Harrison holdings.)

     12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares

               No

     13)Percent of Class Represented By Amount in Row (11)

               8.6%

     14)Type of Reporting Person

               IN

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     Item 1.   Security and Issuer

               Securities Acquired: Preferred Shares of Cascade (Canada) Holdings, Inc., a subsidiary of Cascade Corporation (Preferred Shares), which are exchangeable, share for share, for Cascade Corporation common shares (Common Stock).
               Issuer (Common Stock): Cascade Corporation
               Principal Executive Offices:

                    2020 S.W. Fourth Avenue, Suite 600
                    Portland, Oregon 97201

     Item 2.   Identity and Background

               (a) This schedule is being filed jointly by the following reporting persons ("Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

                    (i) Couphar Ltd., a privately held Ontario, Canada corporation the principal business of which is to hold investments.

                    (ii) W.J. Harrison Holdings Ltd., a privately held Ontario, Canada corporation the principal business of which is to hold investments, which holds 86% of the outstanding shares of Couphar Ltd.

                    (iii) William J. Harrison, sole shareholder, President and sole director of W.J. Harrison Holdings Ltd., and president and a director of Couphar Ltd. Mr. Harrison's principal employment is Executive Vice President of Cascade Corporation and President and Chief Executive Officer of its subsidiary, Kenhar Corporation.

               (b), (c) and (f)    Each of the Reporting Persons has a business
               address of 27 Fox Run Drive, RR#3 Guelph, Ontario, Canada,  N1H
               6N9

               (d) No events have occurred which would require reporting under this provision.

               (e) No events have occurred which would require reporting under this provision.

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     Item 3.   Sources of Funds or Other Consideration

               The Preferred Shares exchangeable into Common Stock were acquired in partial consideration for sale of all outstanding shares of Kenhar Corporation, an Ontario corporation, to Cascade Corporation. Couphar, Ltd. was a Kenhar Corporation shareholder.

     Item 4.   Purpose of the Transaction

               See response to Item 3 above.   Cascade Corporation has agreed to
               include William J. Harrison as a nominee for election as director on slates of management nominees presented to shareholders through March 10, 2000. Except as stated, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in items 4(a) through (j).

               The Reporting Persons, subject to the agreements described in
               Item 6 below, reserve the right to purchase additional shares of Common Stock or dispose of Common Stock acquired upon the exercise of Couphar Ltd. exchange rights in the open market, in privately negotiated transactions, via underwritten offerings, or in any other lawful manner in the future and to take whatever action with respect to the Reporting Persons' holdings of Common Stock they deem to be in their best interests.

     Item 5.   Interest in Securities of the Issuer

               (a) Shares beneficially owned by the Reporting Persons held by Couphar Limited would represent 8.6% of the Common Stock, assuming all Preferred Shares are exchanged for Common Stock.

               (b)  Voting and Dispositive Powers are held as follows:

                    Sole Voting Power:

                           W.J. Harrison/Harrison Holdings, Ltd.
                           10,000 Shares Common Stock

                    Shared Voting Power:

                           1,100,000 Shares (assuming exchange of
                           Preferred Shares for Common Stock).

                    Sole Dispositive Power

                           W.J. Harrison/Harrison Holdings, Ltd.
                           10,000 Shares Common Stock

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                           Couphar Ltd., 1,100,000 Shares

                    Shared Dispositive Power

                           None

               (c)  Transactions in Shares

                           None

               (d) Mr. William J. Harrison, as sole shareholder of W.J. Harrison Holdings, Inc., controlling shareholder of Couphar Ltd. has indirect power to direct receipt of dividends from, or the proceeds from the sale of, Preferred Shares, and of Common Stock for which Preferred Shares may be exchanged. He, and W.J. Harrison Holdings, Inc., may be considered beneficial owners of Cascade (Canada) Holdings, Inc. exchangeable preferred shares owned by Couphar, Inc.

               (e)  Not Applicable

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               On March 11, 1997, Couphar Ltd. entered into an agreement with the Robert C. and Nani S. Warren Revocable Trust (the Trust) owner of 1,654,492 shares Common Stock, or 13% of those outstanding, to vote Preferred Shares and Common Stock held by it in favor of any slate of directors presented for a shareholder vote by Cascade Corporation management through March 10, 2000. The Trust agreed to vote Common Stock it holds in favor of any slate of directors presented for a shareholder vote by Cascade Corporation management through March 10, 2000, which includes William J. Harrison as a candidate for election as director. The Trust further agreed to vote its Common Stock in favor of an amendment to the Articles of Incorporation of Cascade Corporation to be presented to shareholders at Cascade Corporation's May 13, 1997, annual meeting, intended to provide the 1,100,000 Preferred Shares held by Couphar, Ltd. with voting rights equivalent to those of Common Stock. The Preferred Shares are not entitled to vote at present. The Agreement is attached as Exhibit B.

               On March 11, 1997, Couphar Ltd. and Cascade Corporation entered into a Refusal Agreement under giving Cascade

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               Corporation a right of first refusal applicable to certain sales by Couphar of Common Stock in excess of 110,000 shares in any 30-day period. A copy of the Refusal Agreement is attached as Exhibit C.

               On March 11, 1997, Couphar Ltd. and Cascade Corporatiojn entered into a Registration Rights Agreement under which Cascade Corporation agreed to register Common Stock received by Couphar Ltd. in exchange for Preferred Shares under the Securities Act of 1933. While William J. Harrison is a Cascade Corporation employee, the registration rights granted by the Agreement applies specifically to instances in which Rule 144 would not provide a safe harbor for sales of such Common Stock. In such cases, registration rights are limited to numbers of shares consistent with volume limitations which Rule 144 would impose if applicable. The Agreement also provides Couphar Ltd. an opportunity to offer Common Shares in connection with Cascade Corporation underwritten offerings of Common Stock, and provides that Cascade Corporation will assist in one registered underwriting of Common Stock owned by Couphar Ltd. In the event of William J. Harrison's death or the termination of his Cascade employment. A copy of the Registration Rights Agreement is attached as Exhibit D.

               A copy of provisions relating to the exchange of Preferred Shares for Common Stock is attached as Exhibit E.

     Item 7.   Material to be Filed as Exhibits

               Exhibit A.  Agreement of Joint Filing between Reporting Persons

               Exhibit B.  Shareholders' Agreement Between the Trustees of the
                           Robert C. and Nani S. Warren Revocable Trust and Couphar Ltd., dated March 11, 1997.

               Exhibit C.  Refusal Agreement*

               Exhibit D.  Registration Rights Agreement*

               Exhibit E.  Exchangeable Share Provisions*

     *To Be Supplied by Amended Filing

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This

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     statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

                                      /s/ W. J. Harrison
                                   ----------------------------
                                      W. J. Harrison

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

                                   COUPHAR LTD.

                                   By   /s/ W.J. Harrison
                                      --------------------------
                                        W.J. Harrison, President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

                                   W.J. HARRISON HOLDINGS LTD.


                                   By    /s/ W.J. Harrison
                                      -----------------------------
                                        W.J. Harrison, President